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May 3, 2011

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

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File No. 025960-0093

Re:	Mentor Graphics Corporation Definitive Additional Proxy Soliciting Materials Filed on April 18, 2011 File No. 001-34795

Dear Mr. Orlic:

On behalf of Mentor Graphics Corporation (“Mentor” or the “Company”), we are writing in response to the comment letter, dated April 28, 2011 (the “Comment Letter”), from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Definitive Additional Proxy Soliciting Materials on Schedule 14A, filed on April 18, 2011 (the “Investor Presentation”).

For the convenience of the Staff’s review, each of the comments contained in the Comment Letter is set forth below in bold and numbered to correspond to the numbered comments.

General

  We note your response to our prior comment 1, in which you provide support for your statements with respect to the make-whole provision in your recently-issued convertible debentures. You state that the chart on page 4 of your soliciting materials filed on April 4, 2011 demonstrates that premiums paid under the make-whole provisions are similar in the two bond issues. However, when calculating the make-whole premium for the prior debentures, you appear to assume an acquisition premium of 42.5%, while when making the same calculation for the new debentures

United States Securities and Exchange Commission May 3, 2011 Page 2

you appear to assume a 36% acquisition premium. Please advise whether using an equivalent acquisition premium would result in a material change, and provide us with your calculations in this regard. We note that the current indenture, and presumably the prior indenture, provides for straight-line interpolation in the event that the actual stock price is between two stock prices on the table.

Response: The Company respectfully submits that Slide 4 (“Slide 4”) of the Company’s Definitive Additional Proxy Soliciting Materials on Schedule 14A, filed on April 4, 2011 (the “Debenture Proxy Materials”), was not designed to “demonstrate that premiums paid under the make whole provisions are similar in the two bond issues” (emphasis added). Instead, the Company designed the slide solely to illustrate that the make whole provision in the indenture governing the Company’s prior 6.25% Convertible Subordinated Debentures due 2026 (the “Prior Debentures”) and the make whole provision in the indenture governing the Company’s current 4.00% Convertible Subordinated Debentures due 2031 (the “Current Debentures”) operate mechanically in a substantially similar fashion. The Company presented Slide 4 so that investors would understand how to make the calculation being referenced in proxy materials produced by both the Company and Mr. Carl Icahn.

With this purpose in mind, the Company chose to use an “approximate acquisition premium of 40%” so that it could demonstrate the mechanics of the make whole adjustment calculations with illustrative acquisition prices already provided in the actual make whole tables. The Company believes that any straight line interpolation calculations required in order to determine adjustment amounts under an exact “equivalent” acquisition premium scenario would make it more difficult to understand the Company’s point as to the mechanics of the make whole provision. In addition, in light of the fact that the make whole provision for the Prior Debentures had already expired – i.e., as noted on Slide 1 of the Debenture Proxy Materials, there would be no adjustment to the Prior Debentures’ conversion rate upon a fundamental change occurring as of the date of the filing of the Debenture Proxy Materials – the Company does not believe that such an “equivalent” comparison would be relevant to an investor for the stated purpose of Slide 4. Nevertheless, the Company respectfully submits that the “equivalent” comparison using both 36.3% and 42.5% implied acquisition premiums as requested by the Staff, the calculations of which the Company has attached hereto as Exhibit A, does not provide an illustration of information materially different from that already presented in Slide 4.

By comparison, the Company intended, and in fact did, provide a detailed calculation on Slide 3 of the Debenture Proxy Materials illustrating the economic consequence of the operation of the make whole provision for the Current Debentures at a specific acquisition price -- the $17 per share offer conditionally proposed by Mr. Icahn.

  With regard to the remainder of your response to comment 1, we recognize that indentures commonly contain “make whole” provisions which operate in certain circumstances. Please advise how many of the indentures you cite contain make whole premiums in the context of a fundamental change, and tell us the range of make whole premiums payable in those circumstances.

United States Securities and Exchange Commission May 3, 2011 Page 3

Response: The Company respectfully advises the Staff that all of the indentures identified in the cite included in the Company’s response to the Staff’s prior Comment No. 1 contain make whole premiums in the context of a fundamental change with identically structured make whole premium ranges. In each case, the make whole premium ranges from (a) a maximum adjustment equal to an amount that adjusts the conversion price back to the “base price” (which, in all cases, was not higher than the reported closing price of the common stock of such company on the date on which the respective convertible notes deal was priced) to (b) zero (no adjustment).

  You have calculated that the make-whole provision would result in a $0.21, or 1.24% reduction in the price paid per share at a bid of $17 per share. Please tell us whether the percentage reduction would increase linearly in the event of a bid at a higher amount, given that you have stated that a $17 bid does not fairly value the company. In other words, tell us whether the percentage reduction would remain constant in the face of increasing bids.

Response: The Company advises the Staff that as the price per share of a potential acquisition bid increases, the percentage reduction increases as well, but it does not do so on a linear basis, i.e. the percentage reduction does not remain constant in the face of increasing bids. Instead, a $1 increase in acquisition price per share results in an incrementally smaller percentage reduction decrease. For example, at a hypothetical acquisition price of $18 per share, the reduction in the price paid per share (the “drag” on the shares) is $0.29 per share, or 1.59%, which represents an incremental increase in the drag on a percentage basis of 0.354% for the $1 increase in acquisition price from the original $17 bid. At a hypothetical acquisition price of $20 per share, the drag on the shares on a per share basis is $0.46 per share, or 2.26%, which represents an increase in the drag on a percentage basis of 0.696% for the $2 increase in acquisition price from the hypothetical $18 acquisition price, but only an average incremental increase in the drag on a percentage basis of 0.348% on a per $1 increase between the hypothetical acquisition prices of $18 and $20 per share. At a hypothetical acquisition price of $25 per share, the drag on the shares on a per share basis is $0.92 per share, or 3.66%, which represents an increase in the drag on a percentage basis of 1.373% for the $5 increase in acquisition price from the hypothetical $20 acquisition price, but only an average incremental increase in the drag on a percentage basis of 0.275% on a per $1 increase between the hypothetical acquisition prices of $20 and $25 per share. As the hypothetical acquisition price increases, these incremental increases in the drag on a percentage basis will continue to decrease in size. At any of these hypothetical acquisition prices, the Company submits that the make whole provision will not have a material impact on the ability of a potential acquirer to consummate a transaction (in fact, any potential impact will be approximately the same as a standard acquisition agreement termination fee, a potential impact to transaction value which potential acquirers routinely accept in the acquisition context).

United States Securities and Exchange Commission May 3, 2011 Page 4

  With regard to your claims regarding Mr. Schecter and BKF, please tell us what the “negative shareholder return” was and advise how this reflects that BKF “lost substantial shareholder value.”

Response: The Company respectfully submits that the negative shareholder return is reflected by a 48% decline in the BKF Capital Group, Inc. (“BKF”) stock price from the time Mr. Schecter joined BKF’s board of directors on February 4, 2008 ($2.20 per share) until the time he resigned on July 28, 2008 ($1.15 per share), measured without reference to any dividend or other distribution to BKF shareholders during this period. The Company believes that BKF shareholders having “lost substantial shareholder value” is a reasonable characterization in such circumstances.

* * *

United States Securities and Exchange Commission May 3, 2011 Page 5

We hope the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (650) 463-2606 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Christopher L. Kaufman

Christopher L. Kaufman

of LATHAM & WATKINS LLP

cc:	Walden C. Rhines, Mentor Graphics Corporation Gregory K. Hinckley, Mentor Graphics Corporation Dean M. Freed, Mentor Graphics Corporation Tad J. Freese, Latham & Watkins LLP

Exhibit A – Sample Calculations

Make Whole Analysis at Equivalent Premia

($ in millions, except per share)

		Acquisition at 36.3% Premium		Acquisition at 42.5% Premium
6.25% Debentures		Acquisition at 36.3% Premium - 6.25% Debentures		Acquisition at 42.5% Premium - 6.25% Debentures
Stock Price at time of Issue	$11.23	Shares Underlying / Conversion Rate (No Make Whole)	55.6545	Shares Underlying / Conversion Rate (No Make Whole)	55.6545
Reference Price (filing)	$16.00	Make Whole Adjustment	21.2961	Make Whole Adjustment	19.1600
Implied Premium	42.5%	Acquisition Stock Price	$15.31	Acquisition Stock Price	$16.00
Price Assuming 36.3% Premium	$15.31	Premium Value of Bond	$1,178	Premium Value of Bond	$1,197

4.00% Debentures		Acquisition at 36.3% Premium - 4.00% Debentures		Acquisition at 42.5% Premium - 4.00% Debentures
Stock Price at time of Issue	$14.67	Shares Underlying / Conversion Rate (No Make Whole)	48.6902	Shares Underlying / Conversion Rate (No Make Whole)	48.6902
Reference Price (filing)	$20.00	Make Whole Adjustment	11.5561	Make Whole Adjustment	10.9036
Implied Premium	36.3%	Acquisition Stock Price	$20.00	Acquisition Stock Price	$20.90
Price Assuming 42.5% Premium	$20.90	Premium Value of Bond	$1,205	Premium Value of Bond	$1,246

Note: Assumes linear interpolation of make-whole table.